SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LANDAUER, INC.

(Name of Subject Company (Issuer))

FERN MERGER SUB INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

FORTIVE CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issue or other person))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

51476K103

(CUSIP Number of Class of Securities)

Daniel B. Kim

Vice President — Associate General Counsel and Assistant Secretary

Naomi Ogan

Vice President — Associate General Counsel

6920 Seaway Blvd

Everett, WA 98203

(425) 446-5000

Copies to:

Daniel Wolf, Esq.

Jonathan Davis, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$659,729,830.25	$76,462.69
(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 9,810,109 outstanding shares of common stock of Landauer, Inc. (“LDR”), calculated on a fully diluted basis per information provided by LDR, at a purchase price of $67.25 cash per share, as of September 18, 2017, the most recent practicable date
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$76,462.69	Filing Party:	Fortive Corporation
Form or Registration No.:	Schedule TO	Date Filed:	September 20, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on September 20, 2017 by (i) Fern Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Fortive Corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.10 per share, including Restricted Stock and Performance-Based Restricted Stock (the “Shares”), of Landauer, Inc., a Delaware corporation (the “Company”), at a price of $67.25 per Share net to the seller in cash, without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the offer to purchase dated September 20, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase of the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below:

Items 1 through 9 and Item 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

At 11:59 P.M., New York City time, on Wednesday, October 18, 2017, the Offer and the withdrawal rights expired. The Paying Agent advised Purchaser that, as of the expiration of the Offer, a total of 7,502,392 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 77.87% of the Shares outstanding as of the expiration of the Offer. In addition, the Paying Agent advised Purchaser that Notices of Guaranteed Delivery have been delivered with respect to 487,331 additional Shares, representing approximately 5.06% of the outstanding Shares as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Purchaser irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such Shares will be made promptly by the Paying Agent.

Parent and Purchaser will complete the acquisition of the Company by consummating the Merger pursuant to the Merger Agreement without a meeting of the Company stockholders in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, each Share (other than Dissenting Shares and Shares held by the Company, Parent or Purchaser or any of their respective wholly owned subsidiaries) then outstanding will be canceled and converted into the right to receive the Offer Price, in cash, without interest and subject to required withholding of taxes.

As a result of the Merger, the Shares will be delisted and will cease to trade on the New York Stock Exchange. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On October 19, 2017, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(A) hereto, and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(A)	Press Release of Parent, dated October 19, 2017, announcing the expiration and results of the Offer.

EXHIBIT INDEX

Index No.	Exhibit

(a)(1)(A)	Offer to Purchase, dated September 20, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release of Fortive Corporation, dated as of September 6, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Fortive Corporation with the Securities and Exchange Commission on September 6, 2017).

(a)(1)(G)	Summary Advertisement as published on September 20, 2017.*

(a)(1)(H)	Press Release issued by Parent on August 7, 2017.*

(a)(5)(A)	Press Release issued by Parent on October 19, 2017.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 6, 2017, by and among Landauer, Inc., Fortive Corporation, and Fern Merger Sub Inc., (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Landauer, Inc. with the Securities and Exchange Commission on September 6, 2017).*

(d)(2)	Tender and Support Agreement, dated as of September 6, 2017, by and among Fortive Corporation, Fern Merger Sub.*

(d)(3)	Confidentiality Agreement, dated as of June 27, 2017, by and between Fluke Corporation and Landauer, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017

FERN MERGER SUB INC.

By:	/s/ Daniel B. Kim
	Name:	Daniel B. Kim
	Title:	Vice President and Secretary

FORTIVE CORPORATION

By:	/s/ Daniel B. Kim
	Name:	Daniel B. Kim
	Title:	Vice President, Associate General Counsel and Assistant Secretary

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